

October 29, 2010

Mr. Renyi Hou
President and Chief Executive Officer
Apollo Solar Energy, Inc.
No. 485 Tengfei Third
Shuangliu Southwest Airport Economic Development Zone
Shuangliu, Chengdu
People's Republic of China, 610207

      Re: Apollo Solar Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 31, 2010
              Response Letter Dated September 14, 2010
              Form 10-K/A for the Fiscal Year Ended December 31, 2009
              Filed September 15, 2010
              File No. 000-12122

Dear Mr. Hou:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A (Amendment No. 2) for the Fiscal Year Ended December 31, 2009

Disclosure Controls and Procedures, page 59

1.   Please tell us whether you consider the omission of your financial statements, footnotes and other disclosures for the year ended December 31, 2007, as noted in our prior

comment number ten, to be an indication of ineffective disclosure controls and procedures as of December 31, 2009. Please tell us the basis for your conclusion.

Property, Machinery and Exploration Assets, page F-9

2.   We note from your response to our prior comment number 18 that you have not yet delineated reserves pursuant to Industry Guide 7. We also note you disclose: "Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable volume in mineralized material." Please modify your accounting policy disclosure to clarify that no development costs will be capitalized, or subsequently amortized, until the company determines the existence of reserves pursuant to Industry Guide 7. Please also modify your disclosure to clarify whether 'estimated recoverable mineralized material' refers to proven and probable reserves or some other measure of recoverable volume. Please make conforming changes to your disclosure on page 49 and elsewhere within your filing, as appropriate.

Note 4 – Property, Machinery and Exploration Assets, Net, page F-13

3.   We note you carry a construction-in-progress asset as part of your property, machinery and mining exploration assets balance. Please tell us what expenditures are included in these capitalized costs. In light of your response to our prior comment number 18, please note that it is inappropriate for a company in the exploration stage (i.e. a company that has not yet delineated reserves pursuant to Industry Guide 7) to capitalize exploration and mine development costs. Please tell us whether any of these capitalized costs represent exploration or development costs. Please also modify your title to remove "exploration assets" and confirm to us that no exploration costs have been capitalized as assets.

Note 13 – Income Taxes, page F-19

4.   In the comparison of income tax expense at the U.S. statutory rate of 35% to the Company's effective tax rate, we note the amounts in the table do not total to the effective income tax provision at the bottom of the table. Furthermore, we note your deferred tax valuation allowance has increased by $1,247,584 in 2009 and $245,008 in 2008 (from the balance of zero at December 31, 2007 to $245,008 at December 31, 2008 to $1,492,592 at December 31, 2009), but that none of this change is reflected in your comparison of income tax expense at the statutory rate to your effective rate. Please tell us how you intend to modify your disclosure or why you believe no modification is necessary.

Engineering Comment

Properties, page 26

5.   We note your response to prior comment 29 regarding your annual production disclosure. Please provide to us in your response and confirm you will include in future filings a table showing the annual tonnage and grade of the mineralized material extracted from each of your mines for the last three years. Please include your mill feed, tonnage and grade, and your concentrate production, tonnage and grade, and provide an indication of your metallurgical recovery as a footnote. Please describe your milling and refining facilities in more detail and the quantity of your salable products, whether consumed internally or externally.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact James Giugliano at (202) 551-3319, or Kimberly L. Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                        Sincerely,

                                        Mark C. Shannon
                                        Branch Chief